UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of      APRIL 2002
                 -------------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On April 9, 2002, Richmont Mines Inc. issued a Material Change Report. This report is filed solely for the purpose of filing a copy of the press release attached hereto.




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F XXX    Form 40-F
                                  ---             ----
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No XXX
                                  ---      ---


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                  --------------------------------------------
                                  (Registrant)

Date 04/09/02   By    JEAN-YVES LALIBERTE (SIGNED)
    -----------    ------------------------------------------------------
                      Jean-Yves Laliberte, Vice-President, Finance






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                               RICHMONT MINES INC.

                             MATERIAL CHANGE REPORT
                             ----------------------

                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 118 OF THE SECURITIES ACT (ALBERTA)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)

1.         REPORTING ISSUER
           ----------------
           Richmont Mines Inc.
           110 Avenue Principale
           Rouyn-Noranda, Quebec
           J9X 4P2

2.         DATE OF MATERIAL CHANGE
           -----------------------
           April 9, 2002

3.         PRESS RELEASE
           -------------
           A press release was issued in Montreal, Quebec on April 9, 2002. A copy of the press release is annexed hereto and forms an integral part hereof.

4.         SUMMARY OF MATERIAL CHANGE
           --------------------------
           On April 9, 2002, the board of directors of Richmont Mines Inc. (the "Company") adopted a shareholder rights plan (the "Plan").

5.         FULL DESCRIPTION OF MATERIAL CHANGE
           -----------------------------------
           The following is a summary of the principal terms of the Shareholder Rights Plan Agreement dated as of April 9, 2002 (the "Rights Agreement") between the Company and Computershare Trust Company of Canada (the "Rights Agent").

           ISSUE OF RIGHTS

           To implement the Plan, the board of directors of the Company authorized the issue at 4:00 p.m. (Montreal time) on April 9, 2002 (the "Record Time") of one right (a "Right") in respect of each outstanding common share to holders of record at the Record Time. The board of directors also authorized the issue of one Right in respect of each common share issued after the Record time and prior to the Separation Time (as defined below).

           EXERCISE OF RIGHTS

           The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time (as defined below), the Rights will be transferred with the associated common shares. Subject to certain exceptions, the

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           Rights will separate from the common shares and become exercisable ten trading days after the first public announcement of the acquisition of beneficial ownership of 20% of the common shares of the Company by any person or the commencement of or announcement of a person's intention to commence a take-over bid other than a Permitted Bid (as defined below) which would result in such person acquiring 20% of the Company's common shares (in either case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event, each Right may be exercised to purchase one common share of the Company at the stipulated exercise price.

           Certificates for common shares issued after the Record Time will bear a legend incorporating the Rights Agreement by reference. As soon as is practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of common shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

           If the Rights Plan is approved at a meeting of shareholders of the Company to be held on May 15, 2002, the Rights will then be in effect until the end of the annual meeting of shareholders of the Company to be held in 2005 unless the Rights Plan is reconfirmed at that meeting by the shareholders. If the Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If the Rights Plan is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, the Rights expire ten years after April 9, 2002, at which time a new plan can be adopted.

           FLIP-IN EVENT

           Upon the acquisition by any person, subject to certain exceptions, (an "Acquiring Person") of 20% of the common shares of the Company (a "Flip-in Event") and following the Separation Time, each Right, other than a Right held by an Acquiring Person or its affiliates or associates, may be exercised to purchase that number of common shares of the Company which have a market value equal to two times the exercise price of the Rights. Rights held by an Acquiring Person and its related group will be void.

           PERMITTED BIDS

           Similar to most of the rights plans that have been implemented in Canada, the Plan contemplates a "Permitted Bid" concept whereby a take-over bid will not trigger the Rights if it meets specified conditions.

           The conditions for a Permitted Bid include the following:

          (a) the bid must be made by take-over bid circular to all holders of the Company's common shares;



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          (b)    the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding common shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid;

          (c) the bid must provide that shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and

          (d) if more than 50% of the common shares held by independent shareholders are tendered to the bid, the offeror must extent the bid for 10 days to allow shareholders who did not tender initially to take advantage of the bid if they so choose.

           REDEMPTION AND WAIVER

           The Rights may be redeemed by the board of directors of the Company with the prior approval of the holders of common shares or Rights, as the case may be, at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.000001 per Right. The Board is deemed to have elected to redeem the Rights at the redemption price if a bidder successfully completes a Permitted Bid.

           The provisions of the Rights Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the board of directors of the Company at any time prior to the occurrence of the relevant event in the case of a bid made by take-over bid circular. If the board of directors of the Company waives the Right Plan with respect to one bid made by take-over bid circular it is deemed to have waived the Rights Plan for all other contemporaneous bids made by take-over bid circular. In addition, the operation of the Rights Plan may be waived where a person has inadvertently become an Acquiring Person.

           AMENDMENT OF THE PLAN

           The board of directors of the Company will be required to submit any amendments to the Plan (other than amendments prior to shareholder ratification of the Plan at the annual and special meeting of shareholders of the Company to be held on May 15, 2002 (or any adjournment or postponement thereof) and amendments to correct typographical errors or to maintain the enforceability of the Rights Plan as a result of the change of law) to the common shareholders for prior approval at a meeting of shareholders of the Company if made prior to the Separation Time and to the holder of Rights if made after the Separation Time.

           EXERCISE PRICE

           The initial exercise price of the Rights shall be five times the average closing price of the Company's common shares on the Toronto Stock Exchange on April 9, 2002 and the immediately preceding four consecutive trading days on the Toronto Stock Exchange.


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           SHAREHOLDER APPROVAL

           In accordance with stock exchange requirements, the Company intends to place the Plan before shareholders for ratification at the annual and special meeting of shareholders of the Company to be held on May 15, 2002 (or any adjournment or postponement thereof). The shareholder vote required for ratification of the Plan at such meeting will be the affirmative vote of a majority of the votes cast at the meeting, excluding shares held by any person who has made a take-over bid for shares of the Company or who has publicly announced a proposal or intention to acquire the Company or to make a take-over bid for shares of the Company, and such person's associates, affiliates and insiders.

6.         RELIANCE ON SECTION 75(3) OF THE
           SECURITIES ACT (ONTARIO) OR EQUIVALENT PROVISIONS
           -------------------------------------------------

           Not applicable.

7.         OMITTED INFORMATION
           -------------------
           Not applicable.

8.         SENIOR OFFICER
           --------------

           For further information, please contact Martin Rivard, Executive Vice-President of the Company, at (819) 797-2465.

9.         STATEMENT OF SENIOR OFFICER
           ---------------------------

           The foregoing accurately discloses the material change referred to herein.

           DATED at Montreal, Quebec the 9th day of April, 2002.

                                            RICHMONT MINES INC.



                                            By: /s/ MARTIN RIVARD (SIGNED)
                                                -----------------------------
                                                Name:  Martin Rivard
                                                Title: Executive Vice-President

                                    --------------------------------------------

RICHMONT


                                                    MINES RICHMONT INC.

                                                    110, avenue Principale
                                                    Rouyn-Noranda, QC
                                                    J9X 4P2, CANADA

                                                    Tel. :  (819) 797-2465
                                                    Telec. :(819) 797-0166
                                                    www.richmont-mines.com




                                  NEWS RELEASE

            RICHMONT MINES ADOPTS SHAREHOLDER PROTECTION RIGHTS PLAN


Montreal, April 9, 2002 - Richmont Mines Inc. announced today that its Board of Directors has adopted a Shareholder Protection Rights Plan (the "Rights Plan"). The purpose of the Rights Plan is to provide the Board of Directors and shareholders of the Company with sufficient time to evaluate a take-over bid and, if appropriate, to pursue alternatives with a view to maximizing shareholder value. The Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change in control of the Company and have an equal opportunity to participate in the benefits of a take-over bid.

It is not the intention of the Rights Plan to prevent take-over bids. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of shareholders are considered to be "Permitted Bids". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws, remain open for a minimum of 60 days and satisfy certain other conditions.

Under the Rights Plan, the Company has issued one right in respect of each common share of the Company to holders of record at 4:00 p.m. (Montreal time) on April 9, 2002. In the event a take-over bid is made that does not meet the Permitted Bid requirements, those rights will entitle shareholders, other than any shareholder or group of shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market value of such common shares at the time.

The Company currently intends to request that shareholders ratify the Rights Plan at the Company' next annual and special meeting of shareholders scheduled for May 15, 2002. If the Rights Plan is not ratified by the shareholders at that meeting, the Rights Plan will be cancelled.


Page 1 of 2

--------------------------------


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                                                --------------------------------






To the knowledge of the Company, there is no actual or proposed take-over bid or change in control of the Company and no person or group holds 20% or more of the common shares.



Jean-Guy Rivard (signed)
Jean-Guy Rivard
President

                                     - 30 -



For more information, contact:

Martin Rivard                                     Telephone:   (819) 797-2465
Executive Vice-President                          Fax:         (819) 797-0166

Trading symbol: RIC                               Listings:    Toronto - Amex

YEAR 2001 ANNUAL REPORT IS NOW
    AVAILABLE ON OUR WEBSITE:                     WWW.RICHMONT-MINES.COM








Page 2 of 2


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This new release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.